UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



05041456

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC FILE NUMBER
8- 45755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRAUTMAN WASSERMAN & COMPANY INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 FIFTH AVENUE
(No. and Street)

NEW YORK	NY	10110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BARBERA 212-575-5500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARK BARBERA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRAUTMAN WASSERMAN & COMPANY INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF FINANCIAL OFFICER

Title



Notary Public

GILLIAN TRAUTMAN
Notary Public, State of New York
No. 01TR5061573
Qualified in Queens County
Commission Expires, June 10, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRAUTMAN WASSERMAN & COMPANY, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2004

TRAUTMAN WASSERMAN & COMPANY, INC.

INDEX



KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors and Shareholders of Trautman Wasserman & Company, Inc.:

We have audited the accompanying statement of financial condition of Trautman Wasserman & Company, Inc. (the "Company") as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Trautman Wasserman & Company, Inc. as of December 31, in conformity with accounting principles generally accepted in the United States of America.

February 18, 2005

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

TRAUTMAN WASSERMAN & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	39,023
Receivable from clearing organizations		286,569
Deposits with clearing organizations		55,073
Securities owned, at market value		96,575
Other receivables		78,750
Employee advances		29,332
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $387,868		39,534
Prepaid expenses and other assets		62,903
Total assets	$	687,759

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	300,890
Accrued taxes		2,070
Total liabilities		302,960
Shareholders' equity:		
Common stock, no par value; authorized 1,500 shares, issued 1,240 shares		200
Additional paid-in capital		1,671,172
Accumulated deficit		(1,286,573)
Total shareholders' equity		384,799
Total liabilities and shareholders' equity	$	687,759

The accompanying notes are an integral part of this financial statement.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Trautman Wasserman & Company, Inc., (the Company), was incorporated on April 29, 1993 as a Delaware corporation. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company operates as a "general securities introducing broker" whereby all transactions for customers are cleared through a carrying broker-dealer (the "clearing firm") on a fully disclosed basis. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2004, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations. The Company seeks to limit risk associated with non performance by customers by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with the related commission income and expenses on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

Depreciation and amortization were computed using the straight-line method over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2004, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2004 and paid in January 2005, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. Local and state minimum taxes for the year ended December 31, 2004 are included in operating expenses.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

At December 31, 2004, the Company had lease commitments for office space expiring March 31, 2007 in New York, and March 31, 2005 in San Francisco. The approximate minimum annual lease payments are as follows:

Year ended December 31	Minimum Lease payments
2005	$ 355,891
2006	329,289
2007	82,322
	$ 767,502

During 2003, the SEC, NASD and the New York State Attorney General's office subpoenaed the Company's records in connection with an industry wide investigation into mutual fund "market timing" transactions. As a result of such investigation which is ongoing, the Company discontinued this segment of its commission business in 2003. As is the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the investigations by the regulatory authorities continue, the ultimate outcome of these matters cannot presently be determined, and their resolution against the Company could be material. The Company continues to cooperate with the SEC and other regulatory authorities in their investigations, and intends to rigorously defend any allegations that might arise against the

NOTE 5 - CONTINUED

Company. The financial statements do not include any adjustments that may be necessary from any unfavorable results from this investigation.

NOTE 6 - RELATED PARTY TRANSACTIONS

In accordance with an agreement between the Company and a related party, certain operating expenses of the Company are paid by the related party. Under the agreement, the related party allocates expenses to the Company in amounts proportionate to the relative operations of the two Companies, including salaries, rent, utilities and other operating expenses.

NOTE 7 - REGULATORY REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2004, the Company had net capital of $84,340, which was $15,660 below its required minimum net capital requirement of $100,000, which is in violation of the rule. This deficiency is the result of a position taken by the NASD disallowing the Company's valuation of warrants as an allowable asset for net capital purposes. The Company disagrees with the NASD's interpretation of the treatment of the valuation of the warrants for net capital purposes, and continues to defend its position. In the interim, the Company has complied with the NASD's interpretation, and has not included the warrants as an allowable asset in this report. Subsequent to December 31, 2004, the Company was in net capital compliance without the valuation of the warrants. The Company's aggregate indebtedness to net capital ratio was 3.59 to 1 at December 31, 2004.